LORUS THERAPEUTICS INC.

EXECUTIVE EMPLOYMENT AGREEMENT

for

AVANISH VELLANKI

This Executive Employment Agreement (the “Agreement”), made between Lorus Therapeutics Inc. (the “Company”) and Avanish Vellanki (“Executive”) (together, the “Parties”), is effective as of November 29th, 2013 (the “Effective Date”). From and following the Effective Date, this Agreement shall replace and supersede that certain Consulting Services Agreement between Executive and the Company entered into as of November 4, 2013 (the “Consulting Agreement”); provided that, Executive will retain the right to receive all consulting fees earned as of the Effective Date, pursuant to the terms of the Consulting Agreement.

Whereas, the Company desires for Executive to provide services to the Company, and wishes to provide Executive with certain compensation and benefits in return for such employment services; and

Whereas, Executive wishes to be employed by the Company and to provide personal services to the Company in return for certain compensation and benefits;

Now, Therefore, in consideration of the mutual promises and covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereto agree as follows:

1.	Employment by the Company.

1.1        Position. Executive shall serve as the Company’s Chief Business Officer. During the term of Executive’s employment with the Company, Executive will devote Executive’s best efforts and substantially all of Executive’s business time and attention to the business of the Company, except for approved vacation periods and reasonable periods of illness or other incapacities permitted by the Company’s general employment policies.

1.2        Duties and Location. Executive shall perform such duties as are required by the Company’s Chief Executive Officer, to whom Executive will report. Executive’s primary office location shall be the Company’s California office. The Company reserves the right to reasonably require Executive to perform Executive’s duties at places other than Executive’s primary office location from time to time, and to require reasonable business travel. The Company may modify Executive’s job title and duties as it deems necessary and appropriate in light of the Company’s needs and interests from time to time.

1.3        Policies and Procedures. The employment relationship between the Parties shall be governed by the general employment policies and practices of the Company, except that when the terms of this Agreement differ from or are in conflict with the Company’s general employment policies or practices, this Agreement shall control.

1.

2.	Compensation.

2.1        Salary. For services to be rendered hereunder, Executive shall receive a base salary at the rate of U.S. $250,000 per year (the “Base Salary”), which Base Salary will be increased to the rate of $315,000 per year effective as of the closing of the Second Financing (as defined in Section 5.2 herein). The Base Salary will be subject to standard payroll deductions and withholdings and payable in accordance with the Company’s regular payroll schedule.

2.2        Bonus. Executive will be eligible for an annual discretionary bonus of up to forty percent (40%) of Executive’s then current Base Salary (the “Annual Bonus”). Whether Executive receives an Annual Bonus for any given fiscal year, and the amount of any such Annual Bonus, will be determined in the good faith discretion of the Company’s Board of Directors (“Board”), based upon the Company’s and Executive’s achievement of objectives and milestones to be determined on an annual basis by the Board. Executive must remain an active employee through the end of any given fiscal year in order to earn an Annual Bonus for that fiscal year, and any such bonus will be paid prior to the fifteenth (15th) day of the third (3rd) month following the close of the Company’s fiscal year in which Executive’s right to such amount became vested. Except as otherwise provided in Section 6.2 herein, Executive will not be eligible for, and will not earn, any Annual Bonus (including a prorated bonus) if Executive’s employment terminates for any reason before the end of the fiscal year.

3.          Standard Company Benefits. Executive shall, in accordance with Company policy and the terms and conditions of the applicable Company benefit plan documents, be eligible to participate in the benefit and fringe benefit programs provided by the Company to its U.S. based executive officers and other employees from time to time.

4.          Expenses. The Company will reimburse Executive for reasonable travel, entertainment or other expenses incurred by Executive in furtherance or in connection with the performance of Executive’s duties hereunder, in accordance with the Company’s expense reimbursement policy as in effect from time to time. Specifically, Executive will be reimbursed for the cost of any business visitor visas necessary for the performance of his duties while employed by the Company.

5.          Equity. Pursuant to the Consulting Agreement, Executive was eligible to receive grants of options to acquire a total of 1,275,000 common shares of the Company (collectively, the “Option”). Executive acknowledges that he has already received a grant of the first tranche of the Option (for 425,000 shares) from the Company, which were granted and became fully vested and exercisable on November 4, 2013 (the “First Tranche”). Notwithstanding the termination of the Consulting Agreement, and in addition to the First Tranche, Executive shall be eligible to receive grants of the remaining portions of the Option on the following terms:

5.1        Second Tranche. Subject to approval by the Board, and contingent upon Executive’s continued services through the closing of a bridge financing of the Company of at least U.S. $4 million (the “First Financing”), within two (2) days following the closing of the First Financing, Executive shall be granted an option to purchase 425,000 common shares of the Company with an exercise price equal to the fair market value of the common shares on the date of grant (the “Second Tranche”). The Second Tranche shall be governed in all respects by the terms of the Company’s Share Option Plan and its standard form of Stock Option Agreement, and shall vest over 36 months from the date of grant in 36 equal monthly installments, subject to Executive’s continued services through each vesting date.

2.

5.2        Third Tranche. Subject to approval by the Board, and contingent upon Executive’s continued services through the closing of a financing by the Company of at least U.S. $17 million (the “Second Financing”), within two (2) days following the closing of the Second Financing, Executive shall be granted an option to purchase 425,000 common shares of the Company with an exercise price equal to the fair market value of the common shares on the date of grant (the “Third Tranche”). The Third Tranche shall be governed in all respects by the terms of the Company’s Share Option Plan and its standard form of Stock Option Agreement, and shall vest over 36 months from the date of grant in 36 equal monthly installments, subject to Executive’s continued services through each vesting date.

6.	Termination of Employment; Severance.

6.1        At-Will Employment. Executive’s employment relationship is at-will. Either Executive or the Company may terminate the employment relationship at any time, with or without Cause (as defined below) or advance notice.

6.2        Termination Without Cause; Resignation for Good Reason.

(i)         The Company may terminate Executive’s employment with the Company at any time without Cause. Further, Executive may resign at any time for Good Reason (as defined below).

(ii)        In the event Executive’s employment with the Company is terminated by the Company without Cause, or Executive resigns for Good Reason, then provided such termination constitutes a “separation from service” (as defined under Treasury Regulation Section 1.409A-l(h), without regard to any alternative definition thereunder, a “Separation from Service”), and provided that Executive satisfies the Release Requirement in Section 7 herein, and remains in compliance with the terms of this Agreement, the Company shall provide Executive with the following “Severance Benefits”:

(a)        Either (a) a lump sum cash payment equal to Executive’s annual Base Salary at the time of employment termination (without giving effect to any reduction in Base Salary that would give Executive the right to resign for Good Reason), to be paid by the Company on the first payroll period following the Effective Date of the Release, less applicable deductions and withholdings, (the “Lump Sum Payment”); or (b) if the Company, in the good faith discretion of the Board, is unable to make the Lump Sum Payment at the time of employment termination due to a lack of sufficient operating funds, an amount equal to Executive’s annual Base Salary (without giving effect to any reduction in Base Salary that would give Executive the right to resign for Good Reason) to be paid in substantially equal installments on a monthly basis during the nine (9) month period following the employment termination date (the “Monthly Installment Payments”); provided that, in each case, any payments scheduled to be made prior to the Effective Date of the Release shall instead accrue and be paid in a single lump sum during the first payroll period following the Effective Date of the Release. Notwithstanding the foregoing, the Company may elect to make the Monthly Installment Payments in lieu of the Lump Sum Payment only if an exemption is available from application of Section 409A of the Code with respect to such payments so that such payment schedule will not result in adverse tax consequences to Executive under Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) and the regulations and other guidance thereunder and any state law of similar effect (collectively “Section 409A”).

3.

(b)        Either (a) a lump sum cash payment in an amount equal to the average of the Annual Bonus payment Executive received from the Company during the last three years of employment completed prior to the year of the employment termination, pro rated based on the number of days Executive worked during the fiscal year of the employment termination, divided by 365 (the “Severance Bonus Payment”), to be paid by the Company on the first payroll period following the Effective Date of the Release, less applicable deductions and withholdings (the “Lump Sum Bonus Payment”); or (b) if the Company, in the good faith discretion of the Board, is unable to make the Lump Sum Bonus Payment at the time of employment termination due to a lack of sufficient operating funds, an amount equal to Executive’s Severance Bonus Payment to be paid in substantially equal installments on a monthly basis during the nine (9) month period following the employment termination date (the “Monthly Installment Bonus Payments”); provided that, in each case, any payments scheduled to be made prior to the Effective Date of the Release shall instead accrue and be paid in a single lump sum during the first payroll period following the Effective Date of the Release. Notwithstanding the foregoing, the Company may elect to make the Monthly Installment Bonus Payments in lieu of the Lump Sum Bonus Payment only if an exemption is available from application of Section 409A of the Code with respect to such payments so that such payment schedule will not result in adverse tax consequences to Executive under Section 409A of the Code.

(c)        If the Company has previously established a group health plan in which Executive participates prior to Executive’s termination and Executive timely elects COBRA coverage following any such termination, the Company will pay Executive for the full amount of such COBRA premiums for himself and his covered dependants (on a monthly basis) for a period of up to twelve (12) months following the date of termination; provided, that, if and to the extent that any benefit described in this Section 6.2(ii)(c) is not or cannot be paid or provided under any Company plan or program without penalties or adverse tax consequences to the Company or for any other reason, as determined by the Company in its sole discretion, then the Company shall pay Executive a fully taxable cash payment equal to the COBRA premium for that month, subject to applicable tax withholding premiums for a period of up to twelve (12) months following the date of termination; provided, further, that the COBRA payments or, if applicable, the taxable monthly payment discussed above, shall terminate on the earliest to occur of (A) the close of the 12-month period following the termination of Executive’s employment; (B) the expiration of Executive’s (or Executive’s dependents’) eligibility for continuation coverage under COBRA; and (C) the date when Executive becomes eligible for group health insurance coverage in connection with new employment or self-employment. If Executive becomes eligible for coverage under another employer’s group health plan or otherwise ceases to be eligible for COBRA coverage during the period provided in this Section 6.2(ii)(c), Executive must immediately provide written notice to the Company of such event, and the Company-provided COBRA payments, or if applicable, the monthly payments under this Section 6.2(ii)(c) shall immediately cease.

4.

(iii)       Furthermore, in the event Executive’s employment with the Company is terminated by the Company pursuant to Section 6.2(ii), in either case, within three (3) months immediately preceding or twelve (12) months immediately following the consummation of a Change in Control (as defined below), in lieu of (and not additional to) the severance benefits described in Section 6.2(ii), and provided that Executive satisfies the Release Requirement in Section 7 herein and remains in compliance with the terms of this Agreement, the Company shall instead provide Executive with the following benefits (the “Change in Control Severance Benefits”). For the avoidance of doubt: (A) in no event will Executive be entitled to severance benefits under Section 6.2(ii) and this Section 6.2(iii), and (B) if the Company has commenced providing severance benefits to Executive under Section 6.2(ii) prior to the date that Executive becomes eligible to receive Change in Control Severance Benefits under this Section 6.2(iii), the benefits previously provided to Executive under Section 6.2(ii) of this Agreement shall reduce the severance benefits provided under this Section 6.2(iii):

(a)        Either (a) a lump sum cash payment equal to eighteen (18) months of Executive’s annual Base Salary at the time of employment termination (without giving effect to any reduction in Base Salary that would give Executive the right to resign for Good Reason), to be paid by the Company on the first payroll period following the Effective Date of the Release, less applicable deductions and withholdings (the “Lump Sum CIC Payment”); or (b) if the Company, in the good faith discretion of the Board, is unable to make the Lump Sum Payment at the time of employment termination due to a lack of sufficient operating funds, an amount equal to eighteen (18) months of Executive’s annual Base Salary (without giving effect to any reduction in Base Salary that would give Executive the right to resign for Good Reason) to be paid in substantially equal installments on a monthly basis during the nine (9) month period following the employment termination date, less applicable deductions and withholdings (the “Monthly CIC Installment Payments”); provided that, in each case, any payments scheduled to be made prior to the Effective Date of the Release shall instead accrue and be paid in a single lump sum during the first payroll period following the Effective Date of the Release. Notwithstanding the foregoing, the Company may elect to make the Monthly CIC Installment Payments in lieu of the Lump Sum CIC Payment only if an exemption is available from application of Section 409A of the Code with respect to such payments so that such payment schedule will not result in adverse tax consequences to Executive under Section 409A of the Code.

(b)        Either (a) a lump sum cash payment in an amount equal to 150% of the average of the Annual Bonus payment Executive received from the Company during the last three years of employment completed prior to the year of the employment termination, pro-rated based on the number of days Executive worked during the fiscal year of the employment termination, divided by 365 (the “C/C Bonus Payment”), to be paid by the Company on the first payroll period following the Effective Date of the Release, less applicable deductions and withholdings, (the “Lump Sum CIC Bonus Payment”); or (b) if the Company, in the good faith discretion of the Board, is unable to make the Lump Sum CIC Bonus Payment at the time of employment termination due to a lack of sufficient operating funds, an amount equal to Executive’s CIC Bonus Payment to be paid in substantially equal installments on a monthly basis during the nine (9) month period following the employment termination date, less applicable deductions and withholdings (the “Monthly CIC Installment Bonus Payments”); provided that, in each case, any payments scheduled to be made prior to the Effective Date of the Release shall instead accrue and be paid in a single lump sum during the first payroll period following the Effective Date of the Release. Notwithstanding the foregoing, the Company may elect to make the Monthly CIC Installment Bonus Payments in lieu of the Lump Sum CIC Bonus Payment only if an exemption is available from application of Section 409A of the Code with respect to such payments so that such payment schedule will not result in adverse tax consequences to Executive under Section 409A of the Code.

5.

(c)        If the Company has previously established a group health plan in which Executive participates prior to Executive’s termination and Executive timely elects COBRA coverage following any such termination, the Company will pay Executive for the full amount of such COBRA premiums for himself and his covered dependants (on a monthly basis) for a period of up to twelve (12) months following the date of termination; provided, that, if and to the extent that any benefit described in this Section 6.2(ii)(c) is not or cannot be paid or provided under any Company plan or program without penalties or adverse tax consequences to the Company or for any other reason, as determined by the Company in its sole discretion, then the Company shall pay Executive a fully taxable cash payment equal to the COBRA premium for that month, subject to applicable tax withholding premiums for a period of up to twelve (12) months following the date of termination; provided, further, that the COBRA payments or, if applicable, the monthly payment discussed above, shall terminate on the earliest to occur of (A) the close of the 12-month period following the termination of Executive’s employment; (B) the expiration of Executive’s (or Executive’s dependents’) eligibility for continuation coverage under COBRA; and (C) the date when Executive becomes eligible for group health insurance coverage in connection with new employment or self-employment. If Executive becomes eligible for coverage under another employer’s group health plan or otherwise ceases to be eligible for COBRA coverage during the period provided in this Section 6.2(iii)(c), Executive must immediately provide written notice to the Company of such event, and the Company- provided COBRA payments, or if applicable, the monthly payments under this Section 6.2(iii)(c) shall immediately cease.

(d)        Notwithstanding anything to the contrary set forth in the Company’s Share Option Plan or form of award agreement, effective as of Executive’s employment termination date, the vesting and exercisability of all then outstanding unvested stock options, restricted shares or other equity awards then held by Executive shall accelerate such that all shares become immediately vested and exercisable, if applicable, by Executive upon such termination and shall remain exercisable, if applicable, following Executive’s termination as set forth in the applicable equity award documents.

6.3        Termination for Cause; Resignation Without Good Reason; Death or Disability.

(i)         The Company may terminate Executive’s employment with the Company at any time for Cause. Further, Executive may resign at any time without Good Reason. Executive’s employment with the Company may also be terminated due to Executive’s death or disability.

6.

(ii)        If Executive resigns without Good Reason, or the Company terminates Executive’s employment for Cause, or upon Executive’s death or disability, then (i) Executive will no longer vest in the Option, (ii) all payments of compensation by the Company to Executive hereunder will terminate immediately (except as to amounts already earned), and (c) Executive will not be entitled to any severance benefits, including (without limitation) the Severance Benefits and Change in Control Benefits listed in Sections 6.2(ii) and 6.2(iii). In addition, Executive shall resign from all positions and terminate any relationships as an employee, advisor, officer or director with the Company and any of its affiliates, each effective on the date of termination.

7.          Conditions to Receipt of Severance Benefits and Change in Control Severance Benefits. Notwithstanding the foregoing, to be eligible for any of the Severance Benefits or Change in Control Severance Benefits, on or within thirty (30) days following the termination of employment, Executive must satisfy the requirement (the “Release Requirement”) to return to the Company a signed and dated general release of all known and unknown claims in a form acceptable to the Company (the “Release and Waiver”) and allow that Release and Waiver to become effective in accordance with its terms (such date, the “Effective Date of the Release”). No Severance Benefits or Change in Control Severance Benefits will be paid hereunder prior to the Effective Date of the Release. Accordingly, if Executive breaches the preceding sentence and/or refuses to sign and deliver to the Company an executed Release and Waiver or signs and delivers to the Company the Release and Waiver but exercises his right, if any, under applicable law to revoke the Release and Waiver (or any portion thereof), then Executive will not be entitled to any severance, payment or benefit under this Agreement.

8.          Section 409A. It is intended that all of the severance benefits and other payments payable under this Agreement satisfy, to the greatest extent possible, the exemptions from the application of Code Section 409A provided under Treasury Regulations 1.409A-1(b)(4), 1.409A-1(b)(5) and 1.409A-1(b)(9), and this Agreement will be construed to the greatest extent possible as consistent with those provisions, and to the extent no so exempt, this Agreement (and any definitions hereunder) will be construed in a manner that complies with Section 409A. For purposes of Code Section 409A (including, without limitation, for purposes of Treasury Regulation Section 1.409A-2(b)(2)(iii)), Executive’s right to receive any installment payments under this Agreement (whether severance payments, reimbursements or otherwise) shall be treated as a right to receive a series of separate payments and, accordingly, each installment payment hereunder shall at all times be considered a separate and distinct payment. Notwithstanding any provision to the contrary in this Agreement, if Executive is deemed by the Company at the time of Executive’s Separation from Service to be a “specified employee” for purposes of Code Section 409A(a)(2)(B)(i), and if any of the payments upon Separation from Service set forth herein and/or under any other agreement with the Company are deemed to be “deferred compensation”, then to the extent delayed commencement of any portion of such payments is required in order to avoid a prohibited distribution under Code Section 409A(a)(2)(B)(i) and the related adverse taxation under Section 409A, such payments shall not be provided to Executive prior to the earliest of (i) the expiration of the six-month and one day period measured from the date of Executive’s Separation from Service with the Company, (ii) the date of Executive’s death or (iii) such earlier date as permitted under Section 409A without the imposition of adverse taxation. Upon the first business day following the expiration of such applicable Code Section 409A(a)(2)(B)(i) period, all payments deferred pursuant to this Paragraph shall be paid in a lump sum to Executive, and any remaining payments due shall be paid as otherwise provided herein or in the applicable agreement. No interest shall be due on any amounts so deferred. If the Company determines that any severance benefits provided under this Agreement constitutes “deferred compensation” under Section 409A, for purposes of determining the schedule for payment of the severance benefits, the effective date of the Release will not be deemed to have occurred any earlier than the sixtieth (60th) date following the Separation From Service, regardless of when the Release actually becomes effective.

7.

9.	Section 280G; Limitations on Payment.

9.1        If any payment or benefit Executive will or may receive from the Company or otherwise (a “280G Payment”) would (i) constitute a “parachute payment” within the meaning of Section 280G of the Code, and (ii) but for this sentence, be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then any such 280G Payment provided pursuant to this Agreement (a “Payment”) shall be equal to the Reduced Amount. The “Reduced Amount” shall be either (x) the largest portion of the Payment that would result in no portion of the Payment (after reduction) being subject to the Excise Tax or (y) the largest portion, up to and including the total, of the Payment, whichever amount (i.e., the amount determined by clause (x) or by clause (y)), after taking into account all applicable federal, state and local employment taxes, income taxes, and the Excise Tax (all computed at the highest applicable marginal rate), results in Executive’s receipt, on an after-tax basis, of the greater economic benefit notwithstanding that all or some portion of the Payment may be subject to the Excise Tax. If a reduction in a Payment is required pursuant to the preceding sentence and the Reduced Amount is determined pursuant to clause (x) of the preceding sentence, the reduction shall occur in the manner (the “Reduction Method”) that results in the greatest economic benefit for Executive. If more than one method of reduction will result in the same economic benefit, the items so reduced will be reduced pro rata (the “Pro Rata Reduction Method”).

9.2        Notwithstanding any provision of section 9.1 to the contrary, if the Reduction Method or the Pro Rata Reduction Method would result in any portion of the Payment being subject to taxes pursuant to Section 409A that would not otherwise be subject to taxes pursuant to Section 409A, then the Reduction Method and/or the Pro Rata Reduction Method, as the case may be, shall be modified so as to avoid the imposition of taxes pursuant to Section 409A as follows: (A) as a first priority, the modification shall preserve to the greatest extent possible, the greatest economic benefit for Executive as determined on an after-tax basis; (B) as a second priority, Payments that are contingent on future events (e.g., being terminated without Cause), shall be reduced (or eliminated) before Payments that are not contingent on future events; and (C) as a third priority, Payments that are “deferred compensation” within the meaning of Section 409A shall be reduced (or eliminated) before Payments that are not deferred compensation within the meaning of Section 409A.

9.3        Unless Executive and the Company agree on an alternative accounting firm or law firm, the accounting firm engaged by the Company for general tax compliance purposes as of the day prior to the effective date of the Change in Control transaction shall perform the foregoing calculations. If the accounting firm so engaged by the Company is serving as accountant or auditor for the individual, entity or group effecting the Change in Control transaction, the Company shall appoint a nationally recognized accounting or law firm to make the determinations required by this section 10. The Company shall bear all expenses with respect to the determinations by such accounting or law firm required to be made hereunder. The Company shall use commercially reasonable efforts to cause the accounting or law firm engaged to make the determinations hereunder to provide its calculations, together with detailed supporting documentation, to Executive and the Company within fifteen (15) calendar days after the date on which Executive’s right to a 280G Payment becomes reasonably likely to occur (if requested at that time by Executive or the Company) or such other time as requested by Executive or the Company.

8.

9.4        If Executive receives a Payment for which the Reduced Amount was determined pursuant to clause (x) of Section 9.1 and the Internal Revenue Service determines thereafter that some portion of the Payment is subject to the Excise Tax, Executive agrees to promptly return to the Company a sufficient amount of the Payment (after reduction pursuant to clause (x) of Section 9.1) so that no portion of the remaining Payment is subject to the Excise Tax. For the avoidance of doubt, if the Reduced Amount was determined pursuant to clause (y) of Section 9.1, Executive shall have no obligation to return any portion of the Payment pursuant to the preceding sentence.

10.	Definitions.

10.1      Cause. For purposes of this Agreement, “Cause” for termination will mean: (a) Executive’s commission of any felony or commission of a crime involving dishonesty; (b) Executive’s participation in any fraud against the Company; (c) material breach of Executive’s duties to the Company; (d) Executive’s persistent unsatisfactory performance of job duties after written notice from the Board and a reasonable opportunity to cure (if deemed curable); (e) Executive’s intentional damage to any property of the Company; (f) Executive’s misconduct, or other violation of Company policy that causes harm; (g) breach of any written agreement between Executive and the Company; and (h) conduct by Executive which in the good faith and reasonable determination of the Board demonstrates gross unfitness to serve.

10.2      Good Reason. For purposes of this Agreement, Executive shall have “Good Reason” for resignation from employment with the Company if any of the following actions are taken by the Company without Executive’s prior written consent: (a) a material reduction in Executive’s Base Salary, unless pursuant to a salary reduction program applicable generally to the Company’s senior executives; (b) a material reduction in Executive’s duties (including responsibilities and/or authorities), provided, however, that a change in job position (including a change in title) shall not be deemed a “material reduction” in and of itself unless Executive’s new duties are materially reduced from the prior duties; or (c) relocation of Executive’s principal place of employment to a place that increases Executive’s one-way commute by more than fifty (50) miles as compared to Executive’s then-current principal place of employment immediately prior to such relocation. In order for Executive to resign for Good Reason, each of the following requirements must be met: (i) Executive must provide written notice to the Company’s Chief Executive Officer within 30 days after the first occurrence of the event giving rise to Good Reason setting forth the basis for Executive’s resignation, (ii) the Executive must allow the Company at least 30 days from receipt of such written notice to cure such event, (iii) such event is not reasonably cured by the Company within such 30 day period (the “Cure Period”), and (iv) Executive must resign from all positions Executive then holds with the Company not later than 30 days after the expiration of the Cure Period.

9.

10.3      Change in Control. For purposes of this Agreement, “Change in Control” shall mean the consummation of any of the following: (a) the acquisition of the Company by another entity by means of any transaction or series of related transactions to which the Company is party (including, without limitation, any stock acquisition, reorganization, merger or consolidation but excluding any sale of stock for capital raising purposes) other than a transaction or series of transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction continue to retain (either by such voting securities remaining outstanding or by such voting securities being converted into voting securities of the surviving entity), following such transaction, at least fifty percent (50%) of the total voting power represented by the voting securities of the surviving entity outstanding immediately after such transaction or series of transactions; (b) a sale, lease or other conveyance of all or substantially all of the assets of the Company; or (c) any liquidation, dissolution or winding up of the Company, whether voluntarily or involuntarily. Notwithstanding the foregoing, the Company and Executive agree that Change in Control does not include any reorganization, sale or plan of arrangement undertaken to move the domicile of the Company to the U.S., pursuant to which the Company will become a wholly-owned subsidiary of a Delaware corporation.

11.	Proprietary Information Obligations.

11.1      Confidential Information Agreement. As a condition of employment, Executive shall execute and abide by the Company’s standard form of Employee Confidential Information and Inventions Assignment Agreement (the “Confidentiality Agreement”).

11.2      Third-Party Agreements and Information. Executive represents and warrants that Executive’s employment by the Company does not conflict with any prior employment or consulting agreement or other agreement with any third party, and that Executive will perform Executive’s duties to the Company without violating any such agreement. Executive represents and warrants that Executive does not possess confidential information arising out of prior employment, consulting, or other third party relationships, that would be used in connection with Executive’s employment by the Company, except as expressly authorized by that third party. During Executive’s employment by the Company, Executive will use in the performance of Executive’s duties only information which is generally known and used by persons with training and experience comparable to Executive’s own, common knowledge in the industry, otherwise legally in the public domain, or obtained or developed by the Company or by Executive in the course of Executive’s work for the Company.

12.	Outside Activities During Employment.

12.1      Non-Company Business. Except with the prior written consent of the Board, Executive will not during the term of Executive’s employment with the Company undertake or engage in any other employment, occupation or business enterprise, other than ones in which Executive is a passive investor. Executive may engage in civic and not-for-profit activities so long as such activities do not materially interfere with the performance of Executive’s duties hereunder. Notwithstanding the foregoing, Executive may remain as Co-Founder and Executive Chairman of Independence Brewing Company Pvt. Ltd, and the associated position of Manager of Indus Brew LLC, provided that such outside activities do not materially interfere with the performance of Executive’s duties hereunder.

10.

12.2      No Adverse Interests. Executive agrees not to acquire, assume or participate in, directly or indirectly, any position, investment or interest known to be adverse or antagonistic to the Company, its business or prospects, financial or otherwise.

13.          Tax Equalization. The Company will provide Executive with tax equalization, if applicable, to account for any tax liabilities above US tax liabilities, resulting from the performance of Executive’s duties hereunder.

14.          Dispute Resolution. To ensure the rapid and economical resolution of disputes that may arise in connection with Executive’s employment with the Company, Executive and the Company agree that any and all disputes, claims, or causes of action, in law or equity, including but not limited to statutory claims, arising from or relating to the enforcement, breach, performance, or interpretation of this Agreement, Executive’s employment with the Company, or the termination of Executive’s employment from the Company, will be resolved pursuant to the Federal Arbitration Act, 9 U.S.C. §1-16, and to the fullest extent permitted by law, by final, binding and confidential arbitration conducted in San Jose, California by JAMS, Inc. (“JAMS”) or its successors, under JAMS’ then applicable rules and procedures for employment disputes (which can be found at http://www.jamsadr.com/rules-clauses/, and which will be provided to Executive on request); provided that the arbitrator shall: (a) have the authority to compel adequate discovery for the resolution of the dispute and to award such relief as would otherwise be permitted by law; and (b) issue a written arbitration decision including the arbitrator’s essential findings and conclusions and a statement of the award. The Parties shall be entitled to all rights and remedies that either would be entitled to pursue in a court of law, provided, however, that in no event shall the arbitrator be empowered to hear or determine any class or collective claim of any type. Both Executive and the Company acknowledge that by agreeing to this arbitration procedure, they waive the right to resolve any such dispute through a trial by jury or judge or administrative proceeding. The Company shall pay all filing fees in excess of those which would be required if the dispute were decided in a court of law, and shall pay the arbitrator’s fee. Nothing in this Agreement is intended to prevent either the Company or Executive from obtaining injunctive relief in court to prevent irreparable harm pending the conclusion of any such arbitration.

15.	General Provisions.

15.1      Notices. Any notices provided must be in writing and will be deemed effective upon the earlier of personal delivery (including personal delivery by fax) or the next day after sending by overnight carrier, to the Company at its primary office location and to Executive at the address as listed on the Company payroll.

15.2      Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or any other jurisdiction, but this Agreement will be reformed, construed and enforced in such jurisdiction to the extent possible in keeping with the intent of the Parties.

11.

15.3      Waiver. Any waiver of any breach of any provisions of this Agreement must be in writing to be effective, and it shall not thereby be deemed to have waived any preceding or succeeding breach of the same or any other provision of this Agreement.

15.4      Complete Agreement. This Agreement, together with the Employee Confidential Information and Inventions Agreement between the Company and Executive, of even date herewith, constitute the entire agreement between Executive and the Company with regard to the subject matter hereof and is the complete, final, and exclusive embodiment of the Company’s and Executive’s agreement with regard to this subject matter. This Agreement is entered into without reliance on any promise or representation, written or oral, other than those expressly contained herein, and it supersedes any other such promises, warranties or representations. It cannot be modified or amended except in a writing signed by a duly authorized officer of the Company.

15.5      Counterparts. This Agreement may be executed in separate counterparts, any one of which need not contain signatures of more than one party, but both of which taken together will constitute one and the same Agreement.

15.6      Headings. The headings of the paragraphs hereof are inserted for convenience only and shall not be deemed to constitute a part hereof nor to affect the meaning thereof.

15.7      Successors and Assigns. This Agreement is intended to bind and inure to the benefit of and be enforceable by Executive and the Company, and their respective successors, assigns, heirs, executors and administrators, except that Executive may not assign any of his duties hereunder and he may not assign any of his rights hereunder without the written consent of the Company, which shall not be withheld unreasonably.

15.8      Tax Withholding and Indemnification. All payments and awards contemplated or made pursuant to this Agreement will be subject to withholdings of applicable taxes in compliance with all relevant laws and regulations of all appropriate government authorities. Executive acknowledges and agrees that the Company has neither made any assurances nor any guarantees concerning the tax treatment of any payments or awards contemplated by or made pursuant to this Agreement. Executive has had the opportunity to retain a tax and financial advisor and fully understands the tax and economic consequences of all payments and awards made pursuant to the Agreement.

15.9      Choice of Law. All questions concerning the construction, validity and interpretation of this Agreement will be governed by the laws of the State of California.

12.

In Witness Whereof, the Parties have executed this Agreement on the day and year first written above.

Lorus Therapeutics Inc.

By:	/s/ William G. Rice
William G. Rice, Ph. D.
Chairman of the Board and Chief
Executive Officer

Executive

/s/ Avanish Vellanki
Avanish Vellanki

13.